UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

CNH INDUSTRIAL N.V.

(Exact Name of Registrant as Specified in Its Charter)

Netherlands	001-36085	98-1125413
(State or Other Jurisdiction of Incorporation or Organization)	(Commission File Number)	(IRS Employer Identification Number)

Cranes Farm Road, Basildon, Essex, SS14 3AD, United Kingdom

(Address of Registrant’s Principal Executive Offices)

Roberto Russo; Telephone: 44 2079 251964

(Name and Telephone Number, Including Area Code, of the person to contact in connection with this report

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2024.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

A copy of CNH Industrial N.V.’s Conflict Minerals Report for the year ended December 31, 2024 is provided as Exhibit 1.01 hereto and is publicly available at https://www.cnh.com/en-US/Investor-Relations/financial_information/sec_filings

Item 1.02 Exhibit

CNH Industrial N.V. has filed, as Exhibit 1.01 to this Specialized Disclosure Report on Form SD, a Conflict Minerals Report.

Section 2 – Exhibits

Item 2.01 Exhibits

Exhibit 1.01 – Conflict Minerals Report for the year ended December 31, 2024 as required by Items 1.01 and 1.02 of this Form SD.

General Busness

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Date: May 30, 2025	CNH INDUSTRIAL N.V.
(Registrant)

	By:	/s/ Roberto Russo
		Name:	Roberto Russo
		Title:	Chief Legal and Compliance Officer

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